

February 23, 2011

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Re: **The Goldman Sachs Group, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Definitive Proxy Statement on Schedule 14A
Filed April 7, 2010
Forms 10-Q for the Periods Ended March 31, June 30, and September 30, 2010
Filed May 10, August 9, and November 9, 2010, respectively
File No. 1-14965

Dear Mr. Viniar:

We have read your supplemental response letter dated February 22, 2011, and have the following comment. Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

1. We note that you have filed a number of prospectus supplements pursuant to Rule 424(b)(5). It does not appear that you have filed unqualified legality opinions for the securities offerings covered by the automatic shelf registration statement on Form S-3 on October 10, 2008. Please file the unqualified opinions in a Form 8-K or by post effective amendment. Please see Securities Act Rules Compliance and Disclosure Interpretation 212.05 as guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694, Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782, or Stephanie Hunsaker, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3675 with any other questions.

Sincerely,

Suzanne Hayes
Assistant Director